April 20, 2022

Ms. Michelle Miller

Ms. Sharon Blume

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: ORIX Corporation

Form 20-F for the Fiscal Period Ending March 31, 2021

Filed June 29, 2021 File 001-14856

Dear Ms. Miller and Ms. Blume:

This letter is in response to the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 7, 2022 relating to the Form 20-F for the fiscal year ended March 31, 2021 (the “2021 Form 20-F”) of ORIX Corporation (the “Company”).

The Company’s responses to the Staff’s comments are set forth below. References to the “Company,” “we,” “us” and “our” in the responses set forth below are to the Company, unless the context otherwise requires.

Comment 1:

Form 20-F for the Fiscal Period Ending March 31, 2021

Allowance for doubtful receivables and probable loan losses and allowance for credit losses, page 63

1.

We note your response to prior comment 2, including the provision benefit of ¥ 7,437 for off-balance sheet credit exposures. We also note on page F-28, that upon adoption of ASU 2016-13, you recognized a provision of ¥ 28,294 related to off-balance sheet credit exposures such as financial guarantees and loan commitments and as disclosed on page F133, as of March 31, 2021 the allowance for off-balance sheet credit exposure was ¥ 26,094. Please tell us and revise your proposed disclosure to explain how you accounted for the provision benefit of ¥ 7,437, considering also that total commercial commitments as disclosed on page 105 of ¥ 1,272,096 increased from March 31, 2020.

Response to Comment 1:

We acknowledge the Staff’s comments. Prior to adoption of Accounting Standards Update 2016-13 (“ASU2016-13”), an allowance of ¥5,424 million was recorded for off-balance sheet credit exposures as of March 31, 2020. Upon adoption of ASU2016-13 on April 1, 2020, a provision of ¥28,294 was recorded as a cumulative effect through retained earnings as described on F-28 and the balance of allowance for credit losses related to off balance sheet credit exposures totaled ¥33,718 million as of April 1, 2020.

The allowance for credit losses for off-balance sheet credit exposures was decreased by ¥7,624 million from ¥33,718 million to ¥26,094 million during the fiscal year ended March 31, 2021, due mainly to a reversal of the allowance of ¥7,437 million.

(Millions of yen)
Allowance prior to adoption of ASU2016-13	¥5,424
Cumulative adjustment related to adoption of ASU2016-13	28,294

Beginning balance of allowance for credit losses upon adoption of ASU2016-13	33,718
Provision (reversal)	(7,437)
Charge-off/recoveries	(101)
Other (*)	(86)

Ending balance of allowance for credit losses	¥26,094

(*)	Other mainly includes foreign currency translation adjustments and a decrease in allowance related to a sale of a subsidiary.

The reversal of the allowance was mainly caused by a decrease in outstanding financial guarantees of card loans and other credit facilities extended by Japanese financial institutions as a result of restrained customer demand for funds and an increase in repayments reflecting changes in consumer behavior due to COVID-19.

Please note that the amount of total commercial commitments disclosed on page 105 included financial guarantees and financial commitment agreements which were not subject to the scope of Topic 326, such as unexecuted commitments to fund construction and other costs to complete ongoing real estate development projects and agreements, to invest in funds, as long as the agreed-upon terms are met.

In response to your request, we will add an explanation as note 1 to the following reconciliation table of the provision for credit losses, which was proposed in our response to the comment 2 in our previous response letter filed on March 1, 2022. Furthermore, we will add an explanation for the reversal of the allowance for off-balance sheet credit exposures in the Note 33. Commitments, Guarantees and Contingent Liabilities.

“Allowance for doubtful receivables and probable loan losses and allowance for credit losses” of Item 5 “Operating and Financial Review and Prospects—Details of Operating Results” on page 63 in the 2021 Form 20-F

	Year ended March 31,
	2020	2021
	(Millions of yen)
Provision (Reversal):
Net investment in leases	3,304	3,285

Loans not individually assessed for credit losses	14,920	580

Loans individually assessed for credit losses	6,201	15,248

Sub-total	24,425	19,113

Others:
Off-balance sheet credit exposures (Note1)	0	(7,437)

Available-for-Sale Debt Securities	0	117

Accounts receivable *	0	4,228

Provision for doubtful receivables and probable loan losses / provision for credit losses in the consolidated statement of income	24,425	16,021

*	Accounts receivable was included in installment loans before 2020.

Note 1: The reversal of the allowance was mainly caused by a decrease in outstanding financial guarantees of card loans and other credit facilities extended by Japanese financial institutions as a result of restrained customer demand for funds and an increase in repayments reflecting changes in consumer behavior due to COVID-19.

Note 33 “Commitments, Guarantees and Contingent Liabilities” on page F-133 in the 2021 From 20-F

Allowance for off-balance sheet credit exposures—Since April 1, 2020, Credit Losses Standard has been adopted. If the entity has a present contractual obligation to extend the credit and the obligation is not unconditionally cancelable by the entity, credit losses related the loan commitments of card loans and installment loans and financial guarantees are in the scope of the allowance for credit losses. For the loan commitments of card loans and installment loans, credit losses are recognized on the loan commitments for the portion expected to be drawn. For financial guarantees, the allowance is recognized for the contingent obligation which generates credit risk exposures. These allowance for off-balance sheet credit exposures is measured using the same measurement objectives as the allowance for loans and net investment leases, considering quantitative and qualitative factors including historical loss experience, current conditions and reasonable and supportable forecasts. The allowance for off-balance sheet credit exposure is accounted for in other liabilities on the consolidated balance sheets and the amount was ¥26,094 million as of March 31, 2021. Additionally, provision for credit losses in the consolidated statements of income included reversals of ¥7,437 million, which was mainly caused by a decrease in outstanding financial guarantees of card loans and other credit facilities extended by Japanese financial institutions as a result of restrained customer demand for funds and an increase in repayments reflecting changes in consumer behavior due to COVID-19.

Comment 2:

Note 11. Credit Quality of Financial Assets and the Allowance for Credit Losses, page F-65

2.

We note your response to prior comment 3 and your enhanced proposed disclosure. In future filings, please also disaggregate your installment loan categories as present in your allowance for credit loss rollforward disclosed on page F-66 and your non-accrual loans disclosed on page F-72, consistent with the installment loan categories disclosed in Note. 9 on page F-54 to provide investors with additional information concerning the credit quality of your loan and lease portfolio. Refer to ASC 325-20-50-4. Please provide us with your revised enhanced disclosure.

Response to Comment 2:

In response to your request, we will revise the categories presented in the allowance for credit loss rollforward disclosed on page F-66 and the non-accrual loans disclosed on page F-72 to be consistent with the installment loan categories disclosed in Note 9 on page F-54.

In addition, we will revise part of the installment loan categories disclosed in Note 9 as set forth below, and make corresponding changes to the categories presented in the allowance for credit loss rollforward and the non-accrual loans based on the revised categories in future filings to ensure that they are disclosed consistently.

Note 9 “Installment Loans” on page F-54 in the 2021 Form 20-F

Draft revised Note 9 Installment Loans

	Millions of yen
	2021
Borrowers in Japan:
Consumer—
Real estate loans	¥1,995,031
Card loans	188,547
Other	27,698

	2,211,276

Corporate—
Real estate companies	279,046
Non-recourse loans	47,956
Commercial, industrial and other companies	203,890

	530,892

Overseas:
Consumer—
Real estate loans	¥75,890	(*)
Other	26,192	(*)

	102,082

Corporate—
Real estate companies	197,074
Non-recourse loans	113,129
Commercial, industrial companies and other	503,980	(*)

	814,183

Purchased loans	12,351

	¥3,670,784

(*)	Items subdivided by this revision

Allowance for credit loss rollforward in Note 11 “Credit Quality of Financial Assets and the Allowance for Credit Losses” beginning on page F-65 in the 2021 Form 20-F

Draft revised allowance for credit loss rollforward disclosed on page F-66

Fiscal Year ended March 31, 2021
Millions of yen
	Beginning balance	Cumulative effect of adopting According Standards Update 2016-13	Reclassification to allowance for investment in operating leases	Balance at April 1, 2020	Provision (Reversal)	Allowance of purchased loans during the reporting period	Charge-offs	Recoveries	Other	Ending balance	Collective (pool) assessment	Individual assessment
Consumer borrowers:
Japan real estate loans	¥3,112	¥2,856	¥0	¥5,968	¥390	¥0	¥(495)	¥59	¥0	¥5,922	¥5,354	¥568
Overseas real estate loans	128	(102)	0	26	412	0	0	1	31	470	470	0
Japan card loans	3,785	12,146	0	15,931	(802)	0	(2,150)	6	(1)	12,984	12,283	701
Japan other	12,735	(963)	0	11,772	5,875	0	(9,296)	8	0	8,359	5,616	2,743
Overseas other	782	563	0	1,345	739	0	(1,754)	577	368	1,275	1,038	237
Corporate borrowers:
Japan non-recourse loans	13	24	0	37	(5)	0	0	0	0	32	32	0
Overseas non-recourse loans	1,773	1,577	0	3,350	43	0	0	0	57	3,450	3,218	232
Japan real estate companies	983	46	0	1,029	(58)	0	(96)	25	1	901	621	280
Overseas real estate companies	2,010	1,579	0	3,589	(1,502)	0	(570)	33	(11)	1,539	1,539	0
Japan commercial, industrial companies	2,447	98	0	2,545	(27)	0	(592)	11	1	1,938	199	1,739
Overseas commercial, industrial companies and other	14,769	9,002	0	23,771	10,410	0	(15,427)	18	(9)	18,763	13,013	5,750
Purchased loans:	1,458	0	0	1,458	353	3,899	(4,040)	46	119	1,835	681	1,154
Net investment in leases:	11,692	3,550	0	15,242	3,285	0	(2,668)	10	653	16,522	13,267	3,255
Other financial assets measured at amortized cost:	1,149	1,369	(312)	2,206	4,483	0	(344)	11	(351)	6,005	810	5,195

Total	¥56,836	¥31,745	¥(312)	¥88,269	¥23,596	¥3,899	¥(37,432)	¥805	¥858	¥79,995	¥58,141	¥21,854

Non-accrual loans disclosed in Note 11 “Credit Quality of Financial Assets and the Allowance for Credit Losses” beginning on page F-65 in the 2021 Form 20-F

Draft revised non-accrual loans disclosed on page F-72

	March 31, 2021
		Millions of yen
	Class	Beginning balance	Ending balance	Interest income recognized during the reporting period	Balance not associated allowance for credit losses among financial assets measured at amortized cost, which is suspending recognition of income
Non-accrual of financial assets:
Consumer borrowers		¥13,607	¥10,322	¥519	¥736
	Japan real estate loans	2,469	1,976	194	424
	Overseas real estate loans	0	570	0	268
	Japan card loans	2,114	1,115	50	0
	Japan other	8,611	5,970	275	44
	Overseas other	413	691	0	0
Corporate borrowers		44,622	53,820	229	10,572
Non-recourse loans	The Americas	2,466	10,148	0	0
Other than Non-recourse loans	Japan real estate companies	586	778	30	509
	Overseas real estate companies	12,491	14,505	0	0
	Japan commercial, industrial companies	2,409	1,993	196	127
	Overseas commercial, industrial companies and other	26,670	26,396	3	9,936
Net investment in leases		15,346	17,166	0	0

Total		¥73,575	¥81,308	¥748	¥11,308

* * * * *

If you have any questions about this response letter or any further comments on ORIX’s 2021 Form 20-F, please do not hesitate to contact Hitomaro Yano of ORIX Corporation in Tokyo (Tel: +81-3-3435- 3100; Fax: +81-3-3435-3015) or Jon Gray or Christopher Kodama of Davis Polk & Wardwell LLP in Tokyo (Tel: +81-3-5574-2667; Fax: +81-3-5574-2867 or Tel: +81-3-5574-2668; Fax: +81-3-5574-2868).

Sincerely yours,

/s/ Hitomaro Yano
Hitomaro Yano
Executive Officer and Head of Treasury and Accounting Headquarters
ORIX Corporation

cc:	Yutaka Terasawa

KPMG AZSA & Co.

Jon Gray, Esq.

Christopher Kodama, Esq.

Davis Polk & Wardwell LLP